RIO NARCEA GOLD MINES, LTD.

C/ Secundino Roces Riera, 3-2⁰ • Centro de Empresas Asipo I
Parque Empresarial de Asipo • 33428 Cayés-Llanera, Asturias, Spain
Tel: (34) 98 573 33 00 • Fax: (34) 98 573 33 01
Email: info@rngm.com • Web: www.rionarcea.com



NEWS RELEASE

December 1, 2005

Trading Symbol: TSX: RNG
Amex: RNO

RIO NARCEA ANNOUNCES SENIOR MANAGEMENT CHANGE

Toronto, Canada – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") announces that effective January 1, 2006, Chris I. von Christierson, Chairman of the Company, will assume the additional role of Chief Executive Officer of Rio Narcea, while John W. W. Hick, the current Chief Executive Officer, will become Vice-Chairman of the board of directors.

Since assuming the role of CEO of the Company in December 2004, Mr. Hick has, amongst other initiatives, been leading a strategic review of the Company's assets and management structure. This review has included the integration of the Tasiast gold project, acquired in September 2004. Currently, the Company's focus includes optimizing the operations of its Aguablanca nickel mine and rationalizing its existing gold operations, both of which are located in Spain. The Company is also developing its Tasiast gold project in Mauritania and continuing with the exploration of its existing properties in Spain and Mauritania. Furthermore, commencing in 2006, an important element of Rio Narcea's growth strategy will be the renewed pursuit of business development opportunities.

As a result of this strategic review, the board of directors has determined that a management team centred in Europe, rather than spread throughout significantly diverse time zones and locations, will be more efficient in achieving the Company's near-term goals. Accordingly, the Company's Toronto presence will be down-sized, commensurate with this realignment of the organization.

As a director and in his capacity as Vice-Chairman of the board, Mr. Hick will continue to contribute to the management of the Company. On behalf of the board of the Company, Mr. von Christierson expresses his appreciation to Mr. Hick for his stewardship of the Company over the past challenging year.

For further information, contact John W. W. Hick, Chief Executive Officer or Steve Dawson, Manager, Investor Relations.

Tel: (416) 956 7470   E-Mail: info@rngm.com
Fax: (416) 956 7471   Website: www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.